

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

<u>Via E-mail</u>
Ms. Jessica Fees
Senior Vice President, Finance
Surface Oncology, Inc.
50 Hampshire Street, 8th Floor
Cambridge, MA 02139

> **Re:** **Surface Oncology, Inc.**
> **Form 8-K**
> **Exhibit No. 10.1 Loan and Security Agreement**
> **Filed November 25, 2019**
> **File No. 001-38459**

Dear Ms. Fees:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance